Exhibit 3.9
CERTIFICATE OF FORMATION
OF
CVG CS LLC
     1.   The name of the limited liability company is CVG CS LLC.
     2.   The name and address of its registered office in the State of Delaware is:
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, County of New Castle
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CVG CS LLC this 19th day of November, 2007.

/s/ Stephen C. Barsotti
Stephen C. Barsotti
Authorized Representative